PEMBINA

May 29, 2007

07024157

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2007 JUN -6 A 8:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sir or Madam:

Re: Pembina Pipeline Income Fund (the "Fund")
File No. 82-34997
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Fund's First Quarter Interim Report for the period ended March 31, 2007. As required pursuant to Rule 12g3-2(b), the exemption file number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

PEMBINA PIPELINE INCOME FUND

Glenys E. Hermanutz
Vice President, Corporate Affairs

PROCESSED
JUN 11 2007
THOMSON
FINANCIAL

GEH/ld
Encls.

h:\user\forms\SEC letter doc

Pembina Pipeline Corporation
P.O. Box 1948, Calgary, Alberta, Canada T2P 2M7
2000, 700 - 9th Avenue S.W., Calgary, Alberta, Canada T2P 3V4
Telephone: (403) 231-7500 Fax: (403) 237-0254



Pembina Pipeline Income Fund

2007 INTERIM REPORT

1

First Quarter
Revenue*
($ millions)


100
90
80
70
60
50
40
30
2005
2006
2007

*net of product purchases

First Quarter
Net Operating Income*
($ millions)


70
60
50
40
30
2005
2006
2007

*see "Non-GAAP Measures" below

First Quarter
Total Throughput
(mmbpd)


2005
2006
2007

*contracted capacity

PEMBINA DELIVERS RECORD FIRST QUARTER RESULTS

- The Fund distributed $0.33 per Trust Unit during the first quarter of 2007 for total cash distributions of $42.1 million. Per Trust Unit distributions were 16 percent higher than for the same quarter of 2006, reflecting the distribution rate increases implemented in August 2006 and in January of this year.

- Net earnings for the first quarter of 2007 were $29.4 million compared to $20.2 million and $14.6 million over the same periods in 2006 and 2005, respectively. This is a substantial increase of 46 percent and 102 percent over those periods, respectively.

- Total actual throughput, including both the conventional pipelines and the Syncrude Pipeline, averaged 761,200 barrels per day ("bbls/d") during the first quarter of 2007. The conventional pipelines transported an average of 459,400 bbls/d during the quarter, a slight increase over the first three months of 2006. Pembina is currently developing several new initiatives on the conventional pipeline systems that Pembina expects to result in higher average throughput volumes during the second half of 2007. For the first quarter of 2007, the conventional pipelines contributed $62.0 million in revenue and $37.9 million in operating income, up 10 percent and 13 percent, respectively, over the same period last year.

- Pembina's oil sands business segment contributed $14.5 million in revenue during the quarter, down 2 percent compared to the first quarter in 2006, and $9.5 million in operating income during the quarter, up 4 percent from the $9.1 million recorded in the first quarter of 2006. Increased operating income is largely attributable to the commencement of revenue contribution of the Cheecham Lateral pipeline in February 2007.

- Pembina's midstream business segment generated $19.9 million in revenue and $17.8 million in net operating income during the first quarter of 2007. This is a 93 percent increase for both revenue and net operating income over the same period last year. Pembina expects further increases in cash flow contribution from this business segment as new services are developed and implemented.

- The first phase of construction of the Horizon Pipeline is nearing completion. Almost 100 kilometres of pipeline has been installed and preparation for the remaining two phases of construction is currently underway. Pembina expects to meet the July 1, 2008 target date for completion of this new service.

HIGHLIGHTS[1] (in millions of dollars, except where noted)	3 Months Ended March 31, 2007	3 Months Ended March 31, 2006	% Change
Average throughput - conventional (mbbls/d)	**459.4**	454.3	1.1
Contracted capacity - oil sands (mbbls/d)	**525.0**	389.0	35.0
Total throughput and contracted volumes	**984.4**	843.3	16.7
Capital expenditures	**88.7**	38.9	128.0
Revenue[2]	**96.4**	81.5	18.3
Operating expenses	**31.2**	29.6	5.4
Net operating income [3]	**65.2**	51.9	25.6
General & administrative expense	**6.7**	6.7	–
Interest expense on long-term debt	**7.2**	5.8	24.1
Net earnings	**29.4**	20.2	45.5
Cash flow from operations	**46.9**	44.3	5.9
Cash distributions to Unitholders	**42.1**	33.6	25.3
$ Per Trust Unit	**$0.3300**	$0.2850	15.8

1 This first quarter 2007 Interim Report to Unitholders reports unaudited results of the Fund for the three months ended March 31, 2007.
2 Net of product purchases of $16.6 million in the first quarter of 2007 and $2.5 million in the first quarter of 2006.
3 Refer to "Non-GAAP Measures" below.

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") is dated April 26, 2007 and is supplementary to, and should be read in conjunction with, the unaudited comparative interim financial statements and notes of Pembina Pipeline Income Fund ("Pembina" or the "Fund") as at and for the three months ended March 31, 2007, along with the Fund's Management's Discussion and Analysis and audited financial statements and notes for the year ended December 31, 2006.

This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.

References to "mbbls/d", "bbls/d" and "$/bbl" mean thousands of barrels per day, barrels per day and dollars per barrel, respectively. See "Non-GAAP Measures" relating to footnoted non-GAAP measures reflected in this document. This MD&A contains certain forward-looking statements and information: see "Forward-Looking Information and Statements".

Fund Description

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the western Canadian energy industry. This balanced portfolio of high quality, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders, as and when determined by the Board of Directors of Pembina Pipeline Corporation. Pembina's publicly traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB.A - 7.50% convertible debentures, and PIF.DB.B - 7.35% convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

Fund Strategy

Pembina's principal objective is to provide a stable stream of distributions to Unitholders that are sustainable over the long-term while pursuing opportunities for enhancement through accretive growth. Pembina believes the most prudent manner to achieve this objective is to maintain and to develop assets around our hydrocarbon-liquids services business within western Canada. Pembina plans to develop this business through the continuous improvement and ongoing expansion of its asset base and the acquisition of quality energy infrastructure assets. To Pembina, "quality" means assets that are imbued with inherent competitive advantages, which are under long-term

contract with credit-worthy customers, and either service or are in close proximity to long-life and economic hydrocarbon reserves. This strategy is intended to generate stable or increasing per-unit cash distributions to Pembina's Unitholders over the long-term.

Pembina's business is structured in three key segments: Conventional Pipelines, Oil Sands Infrastructure and Midstream.

The primary objective for Pembina's conventional pipeline assets is the maintenance of operating margin contribution while pursuing opportunities for throughput and revenue enhancement. Margins are maintained through the use of toll management, strict adherence to operating cost control and by asset rationalization. By offering cost-effective, competitively positioned and reliable transportation services to our customers, Pembina strives to attract new business to its conventional pipeline systems.

Pembina intends to leverage its uniquely positioned infrastructure and operating knowledge in the oil sands sector to pursue future opportunities in this key development area. Pembina's existing oil sands assets, and those currently under development, offer fully contracted and long-term returns which provide a secure stream of stable cash flow to the Fund. Further expansion of Pembina's business interests in this area is a priority.

The ongoing expansion of Pembina's midstream business is a strategic imperative. Pembina continues to initiate new terminalling, storage and hub services over segments of its conventional pipeline systems. Pembina anticipates that this integration strategy will produce significant benefits to both pipeline customers and Unitholders of the Fund, by expanding the range of services offered, extending the economic life of Pembina's conventional asset base and by providing substantial revenue enhancement potential.

Results from Operations

Conventional Pipelines

(in millions of dollars, except where noted)	**3 Months Ended March 31, 2007**	3 Months Ended March 31, 2006	% Change
Average throughput (mbbls/d)	**459.4**	454.3	1.1
Revenue	**$ 62.0**	$ 56.4	9.9
Operating expenses	**24.1**	22.8	5.7
Net operating income [1]	**37.9**	33.6	12.8
Capital expenditures [2]	**23.0**	11.9	93.3
Operating expenses ($/bbl)	**0.55**	0.52	5.8
Average revenue ($/bbl)	**1.40**	1.28	9.4

[1] Refer to "Non-GAAP Measures" below.
[2] Maintenance capital in 2006 has been reclassified to development capital for comparative purposes.

Pembina's conventional systems transported an average of 459,400 bbls/d for the first quarter of 2007, a slight increase over the 454,300 bbls/d transported during the same period of 2006. The Alberta pipeline systems transported an average of 433,300 bbls/d during the quarter, up from 427,600 bbls/d recorded during the first three months of 2006. The provincially regulated British Columbia (BC) gathering pipelines transported volumes of 31,000 bbls/d during the first quarter of 2007, lower than the first quarter of 2006 due to operational issues at a number of pipeline connections. Western system volumes averaged 26,200 bbls/d during the first three months of 2007 which is consistent with the same period in the prior year.

Pembina's conventional system receipts were slightly lower than Pembina expected, due to the delayed start-up and lower production from new connections. Calven pipeline volumes were also less than Pembina expected. Volumes on the Western system were essentially unchanged year-over-year as some shippers elected to transport product west instead of east. Increased volumes were received from the Nisku connections on Pembina's Drayton system early in 2007, but were not sustained as shippers struggled with production reliability toward the end of the quarter.

The conventional systems generated $62.0 million in revenues during the first quarter of 2007, 10 percent higher than the same quarter of 2006. Revenue generated by the Alberta systems during the quarter was 12 percent higher than the first quarter of 2006, at $53.9 million. Average revenue per barrel on the Alberta systems of $1.38 during the first three months of 2007 was up 12 cents per barrel compared to the average for the same period of 2006. The increase was partially attributable to toll adjustments implemented on certain systems at the beginning of the first quarter of 2007, primarily in response to higher actual and anticipated operating and maintenance costs.

Oil Sands Infrastructure

(in millions of dollars, except where noted)	**3 Months Ended March 31, 2007**	3 Months Ended March 31, 2006	% Change
Average throughput (mbbls/d) [1]	**525.0**	389.0	35.0
Revenue	**$ 14.5**	$ 14.8	(2.0)
Operating expenses	**5.0**	5.7	(12.3)
Net operating income [2]	**9.5**	9.1	4.4
Capital expenditures	**65.4**	26.5	146.8
Operating expenses ($/bbl)	**0.18**	0.30	(40.0)
Average revenue ($/bbl)	**0.53**	0.78	(32.1)

[1] Contracted capacity. Actual average throughput was 301,770 bbls/d in the first quarter of 2007.
[2] Refer to "Non-GAAP Measures" below.

Record throughputs were received on Pembina's Syncrude Pipeline (formerly referred to as the Alberta Oil Sands Pipeline or AOSPL) this quarter. Average throughput on this fully contracted system increased to 301,800 bbls/d during the first quarter of 2007, an increase of 44 percent year-over-year. The Syncrude Pipeline generated revenue of $13.6 million during the first quarter of 2007, an 8 percent decrease over the same period in 2006 where flow through of higher operating costs caused revenue to be greater in the first quarter of 2006. Revenue for the Syncrude Pipeline is contracted to recover operating costs and earn a return on invested capital, therefore it is not impacted by actual pipeline receipts.

The Cheecham Lateral pipeline began generating revenue February 1, 2007 and at the close of the quarter had contributed $0.8 million. The pipeline was filled with product during the quarter and shippers have nominated volumes for the month of April. The full capacity of the Cheecham Lateral (136,000 bbls/d of synthetic crude oil) is contracted to shippers.

Pembina recorded another active quarter in its oil sands business segment, with the completion of the Cheecham Lateral and construction of almost 100 kilometres of pipeline of the Horizon Pipeline. All construction and planning activities for the Horizon Pipeline are on schedule for the targeted July 1, 2008 completion date. The Horizon Pipeline, with carrying capacity of 250,000 bbls/d, will provide fully-contracted, exclusive transportation from Canadian Natural Resources Limited's Horizon Oil Sands project, located 70 kilometres north of Fort McMurray to Edmonton, Alberta. See "New Developments and Outlook".

Midstream Business

(in millions of dollars, except where noted)	**3 Months Ended March 31, 2007**	3 Months Ended March 31, 2006	% Change
Revenue [1]	**$ 19.9**	$ 10.3	93.2
Operating expenses	**2.1**	1.1	90.9
Net operating income [2]	**17.8**	9.2	93.5
Capital expenditures [3]	**0.3**	0.5	(40.0)

[1] Net of $16.6 million in product purchase expense for the first quarter 2007 and $2.5 million in the first quarter of 2006.
[2] Refer to "Non-GAAP Measures" below.
[3] Maintenance capital in 2006 has been reclassified to development capital for comparative purposes.

Pembina's midstream business segment consists of its 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Facility together with its wholly-owned terminalling, storage and hub services.

Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure.

Pembina continued to develop the terminalling, storage and hub services component of the midstream business during the first quarter of 2007, resulting in yet another quarter-over-quarter increase in revenue and net operating income contribution. Aggregate net operating income generated by the midstream business for the first quarter rose 94 percent from $9.2 million in 2006 to $17.8 million in 2007. Pembina anticipates returns on the Drayton system midstream operations to continue to escalate to full potential over the next few months. Several other projects are currently in various stages of development and, Pembina expects these undertakings to further boost the operating income contribution of the midstream business segment in future quarters.

Expenses

Total operating expenses of $31.2 million during the first quarter of 2007 were up from operating expenses incurred during the same period of last year of $29.6 million. Operating costs on the conventional pipeline systems totaled $24.1 million during the first three months of 2007, up from $22.8 million during the prior year. On a per barrel of throughput basis, operating expenses on the conventional systems averaged 55 cents for the quarter compared to 52 cents during the same quarter of 2006.

General and administrative expenses of $6.7 million during the first quarter of 2007 was unchanged year-over-year. Pembina intends to increase its staff complement during the year, to facilitate growth initiatives currently underway in all areas of its business. Market-based salary increases together with higher short-term incentives and the introduction of a company-wide long-term incentive program in 2006 reflect Pembina's response to competitive employment pressures.

Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record on the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. In 2006, Pembina announced two increases to the distribution rate: a 5.3 percent increase in July 2006 and in November 2006 a further 10 percent increase to 11 cents per Trust Unit per month, or $1.32 per Trust Unit on an annualized basis, effective for the January 2007 distribution.

The Fund declared distributions of $0.33 per Trust Unit, or $42.1 million in aggregate during the first quarter of 2007, compared to $0.2850 per Trust Unit, or $33.6 million in aggregate, paid in the first quarter of 2006. Under Canadian tax laws, a component of the Fund's cash distributions are taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. Pembina estimates that 90 percent of the distributions declared in 2007 will be taxable and 10 percent will be a return of capital for Canadian tax purposes. For purposes of calculating the capital gains upon disposition of the Trust Units, the amount considered a return of capital will reduce the Unitholders' adjusted cost base of each Trust Unit for Canadian tax purposes. Pembina's distributions are subject to current domestic tax laws which require a withholding tax from distribution income to non-residents of Canada.

Cash Distributions to Unitholders

(in thousands of dollars, except where noted)	**3 Months Ended March 31, 2007**	3 Months Ended March 31, 2006
Cash flow from operations	**$ 46,907**	$ 44,264
Add/(deduct):		
Maintenance capital expenditures		(422)
Employee future benefits expense	**(1,348)**	(342)
Employee future benefits contributions		1,675
Changes in non-cash working capital	**2,583**	(9,442)
Other	**(477)**	(90)
Distributable cash[1]	**47,665**	35,643
Increase in distribution reserve	**(5,567)**	(2,073)
Cash distributions to Unitholders	**$ 42,098**	$ 33,570
Cash distributions to Unitholders per Trust Unit	**$ 0.3300**	$ 0.2850
Diluted cash distributions to Unitholders per Trust Unit	**$ 0.3219**	$ 0.2786

[1] Refer to "Non-GAAP Measures" below.

Pembina maintains a notional distribution reserve in order to ensure stability over economic and industry cycles and to absorb the impact of material one-time events. Therefore, not all available cash is distributed to Unitholders but instead is used to reduce bank indebtedness. During the first quarter of 2007, Pembina's business operations and interests generated a $5.6 million increase in the notional distribution reserve, resulting in a notional balance of $26.6 million at March 31, 2007. The payout ratio during the first quarter of 2007 was 88 percent. This compares to a payout ratio of 94 percent for the same quarter of the prior year. Pembina estimates that the full year payout ratio will approximate 94 percent, as compared to 96 percent in 2006. Pembina calculates the payout ratio as the percentage of distributable cash, prior to distribution reserve adjustments, that is distributed to Unitholders. See "Non-GAAP Measures".

Liquidity and Capital Resources

Pembina's bank facilities include an unsecured $230 million revolving credit facility and a $30 million operating line of credit. At March 31, 2007, Pembina had $57.7 million drawn, leaving $202.3 million of undrawn capacity on the $260 million of established facilities. On July 24, 2006, the revolving credit facility and operating line of credit were renewed for a period of five years to July 24, 2011. There are no repayments due over the term. Borrowings bear interest at either prime lending rates or based on bankers acceptances plus applicable margins. The margins are based on the credit rating of the senior unsecured debt of Pembina Pipeline Corporation and range from 0.50 percent to 1.50 percent. Other debt includes $91 million in Senior Secured Notes due 2017, $175 million in Senior Unsecured Notes due 2014, $75 million of Floating Rate Senior Unsecured Notes due 2009 and $200 million in Senior Unsecured Notes due 2021. At March 31, 2007, Pembina had long-term debt of $599 million (excluding transaction costs), compared to $553 million (excluding transaction costs) at December 31, 2006. This long-term debt, together with $72.7 million of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 25 percent. This compares to a ratio of 24 percent at the end of 2006.

Net debt financing costs of $7.2 million were recorded during the first quarter of 2007 compared with $5.8 million during the first quarter of 2006. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At March 31, 2007, Pembina had an interest rate swap in place on a principal amount of $60 million at an average rate of 5.2 percent and an average term to maturity of 1.2 years, maturing in June 2008. The mark-to-market value of the swap represented an unrealized loss of $0.03 million at March 31, 2007. As at the end of the first quarter of 2007, Pembina has fixed interest on approximately 88 percent of its long-term debt in order to minimize exposure to rising interest rates.

Pembina considers the maintenance of investment grade credit agency ratings as critical to its ongoing ability to access capital markets on attractive terms. The rating systems employed by the agencies referenced below recognize the stable profile of Pembina's assets and financial results and the sustainability of the per Trust Unit distributions of the Fund. The Dominion Bond Rating Service Ltd. (DBRS) stability rating system measures the volatility and sustainability of distributions per Trust Unit. DBRS has assigned Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Standard & Poor's (S&P) rates Pembina Pipeline Corporation as follows: 'BBB' long-term corporate credit with a stable outlook, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. S&P also rates the Fund and has a current rating of SR-2. According to S&P's rating system, which rates distributable cash on a scale of SR-1 to SR-7, SR-2 rated funds are considered to have very high stability and debt instruments rated BBB have adequate protection parameters.

Contractual Obligations

The Fund is committed to annual payments as follows:

($ thousands)	Payments Due By Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**4 - 5 years**	**After 5 years**
Office and vehicle leases	$ 13,838	$ 3,166	$ 4,887	$ 3,454	$ 2,331
Long-term debt	598,922	6,082	96,129	74,559	422,152
Convertible debentures	72,669	13,315	59,354		
Construction commitments	241,300	130,700	110,600		
Total contractual obligations	$ 926,729	$ 153,263	$ 270,970	$ 78,013	$ 424,483

Pembina is contractually committed to the construction and the operation of the Horizon Pipeline. Construction on the Horizon Pipeline is underway in the first quarter of 2007 and is currently projected to cost $350 million with $108.7 million incurred to date as of March 31, 2007.

Pembina's revolving bank facilities have a five year-term maturing July 24, 2011. These facilities were previously renewed annually, therefore drawn amounts under the facilities previously payable in 1 to 3 years are now repayable in 4 to 5 years, should the credit facilities not be renewed.

Capital Expenditures ($ millions)	**3 Months Ended March 31, 2007**	3 Months Ended March 31, 2006
Development capital [1]		
Conventional pipelines	**$ 23.0**	$ 11.9
Oil Sands infrastructure	**65.4**	26.5
Midstream business	**0.3**	0.5
Total development capital [1]	**$ 88.7**	$ 38.9

[1] Maintenance capital in 2006 has been reclassified to development capital for comparative purposes.

During the first quarter of 2007, Pembina expended $88.7 million on capital projects, up significantly from the prior year when $38.9 million was spent during the same quarter. Capital expenditures on the conventional systems during the quarter related to new connections and system and instrumentation upgrades. Oil sands spending totaled $65.4 million in the first quarter, up significantly from the $26.5 million expended last year. Of the oil sands related capital expended during the first three months of 2007, $59.3 million related to Horizon Pipeline construction, $2.9 million was spent on the Cheecham Lateral and $3.2 million was invested in upgrades on the Syncrude Pipeline. Spending in the midstream business segment of $0.3 million during the quarter related mainly to operations equipment.

Development capital is financed utilizing existing credit facilities and Pembina's distribution reinvestment plan.

Trust Unit and Convertible Debenture Information

The Fund's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan (DRIP) raised $23.1 million during the first quarter of 2007 through the issuance of 1,524,653 Trust Units, compared with $13.3 million in the first quarter of 2006 through the issuance of 830,302 Trust Units. The DRIP plan continues to attract significant Unitholder interest, and Pembina's targeted plan proceeds for 2007 have been increased to $100 million, which is consistent with Pembina's expanded capital program. DRIP plan proceeds are directed towards debt repayment and funding development capital expenditures.

The Fund's Trust Units, together with both of the two remaining series of convertible debentures, are traded on the Toronto Stock Exchange. Pembina's 7.50 percent convertible debentures mature on June 30, 2007.

	April 23, 2007	March 31, 2007	March 31, 2006
Trust Units Outstanding	**128,819,114**	128,246,780	119,816,422
Average Daily Volume (Units per day)	**124,218**	242,000	253,800
Unit Trading Price ($/Unit) [1]	**$ 16.18**	$ 15.86	$ 18.05
Principal Amount of Debentures Outstanding ($millions)	**$ 75.5**	$ 75.8	$ 106.9
7.50% Convertible Debentures Trading Price [2]	**$ 154.21**	$ 150.67	$ 171.30
7.35% Convertible Debentures Trading Price [3]	**$ 129.68**	$ 127.00	$ 144.00
Total Market Value of Securities Outstanding ($millions) [4]	**$ 2,789.2**	$ 2,133.0	$ 2,322.0
Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit):			
7.50% Convertible Debentures maturing June 30, 2007		$ 10.50	
7.35% Convertible Debentures maturing December 31, 2010		$ 12.50	

1 Based on the 23 trading days from April 1 to April 23, 2007, inclusive.
2 $13.8 million principal amount of 7.50% convertible debentures outstanding at March 31, 2007.
3 $62.0 million principal amount of 7.35% convertible debentures outstanding at March 31, 2007.
4 Full conversion to Trust Units of the remaining principal amount of the two remaining debenture issues as at April 23, 2007 would result in the issuance of 6.2 million Trust Units.

As at January 31, 2007, non-resident holdings in the Fund totaled 16.5 percent. This level is within the 49 percent restriction on non-resident ownership in the Fund imposed by Pembina's Declaration of Trust and is consistent with the requirements of the Income Tax Act (Canada).

Critical Accounting Estimates and Changes in Accounting Principles and Practices

Newly issued accounting standards by the Canadian Institute of Chartered Accountants relating to financial instruments, hedges and comprehensive income were adopted by the Fund effective January 1, 2007. As a result of these new standards, a new category, accumulated other comprehensive income, forms part of Unitholders' Equity and certain unrealized gains or losses on derivatives designated as cash flow hedges are reported in accumulated other comprehensive income until realization.

At March 31, 2007, accumulated other comprehensive income totaled $12.8 million and consisted of an unrealized gain of $12.7 million, net of future income taxes, related to a 16 MW per hour power swap with an expiry date of December 31, 2010. The Fund also has an interest rate swap of $60 million and commodity hedges as at March 31, 2007 with a fair value of $0.1 million, net of future income taxes. The new accounting standard related to hedges requires the Fund to fair value the hedging item, with the changes recorded through comprehensive income for any hedges designated as cash flow hedges. Hence, there is no impact on net earnings. All of the Fund's swaps have been designated as cash flow hedges as at March 31, 2007.

There were no changes in Pembina's critical accounting estimates and practices that affected the disclosure of or the accounting for its operations for the quarter ended March 31, 2007. Such critical accounting estimates are presented in Management's Discussion and Analysis for the year ended December 31, 2006.

New Developments and Outlook

Geopolitical concerns caused crude oil prices to surge late in the first quarter of 2007 and natural gas prices rose on improving fundamentals. Industry development in many of Pembina's traditional service areas remains robust and Pembina projects that the upward trend in throughputs on its conventional pipeline systems will continue through the year, as new initiatives on these systems build toward potential.

Pembina's conventional pipeline service regions continue to benefit from strong oil and gas industry activity over past years with a number of new facilities and projects in various stages of development. Construction of the $32 million product segregation facilities on Pembina's Drayton Valley pipeline is nearing completion and Pembina expects the facilities to be fully operational in mid-2007. These facilities will allow Pembina to preserve a high quality crude oil stream while providing additional services to its customers. Similar facilities, at an estimated cost of $25 million, have been approved for Pembina's Peace system.

Pembina continues to actively develop its oil sands infrastructure. The first phase of construction on the Horizon Pipeline progressed significantly during the quarter with a majority of the pipeline loops constructed during this first phase of construction. Pembina is working collaboratively with its customer in the development of this project and has secured contracts for all of the major elements required to complete the three phases of construction. The second and final phases of construction are expected to occur over the summer of 2007 and winters of 2007 and 2008 with completion on schedule for July 1, 2008. The Cheecham Lateral, which became available for service at the beginning of the year, began earning revenue on February 1, 2007. Pembina is also actively pursuing other opportunities to provide pipeline transportation service to several other proposed oil sands developments and is engaged in preliminary discussions with a number of parties for projects that Pembina expects to come on-stream between 2010 and 2015.

Pembina continues to expand its midstream business with the implementation of new services across segments of its conventional pipeline systems. Several additional projects are currently being explored, including the potential development of full service terminals on the Peace system. Pembina anticipates that its midstream business, which is enabled by Pembina's ability to utilize its existing infrastructure and market position to create new revenue streams with minimal capital outlay, will provide significant operating income contribution in the coming quarters. The layering of midstream services over traditional pipeline operations enhances the returns on, and extend the economic life of, Pembina's conventional asset base.

Progress slowed on the development of the condensate project this quarter at the request of prospective customers. While both Pembina and its shippers believe that the proposed project has merit and is viable, various uncertainties relating to the demand and timing for diluent have delayed the potential condensate pipeline customers from entering into firm agreements. In the meantime, Pembina continues to advance the consultation process for this project.

The income trust tax issue remained at the forefront during the quarter as the Department of Finance held hearings and consulted with various lobby groups in mid-February, including the Canadian Energy Infrastructure Group of which Pembina plays a leading role. Assuming the trust tax is enacted as proposed in 2011, certain distributions from the Fund which would have otherwise been taxed as ordinary income generally would be characterized as dividends. In addition, a 31.5 percent tax would be assessed on the Fund's cash distributions to Unitholders. Pembina continues to examine how the tax measures, if enacted in their present form, will impact the financial results and business opportunities of the Fund, and remains confident in its continuing ability to deliver maximum value to Unitholders.

In its tenth year as a publicly traded income fund, Pembina has established a reputation for stable operations and a record of consistent and growing distributions to Unitholders. Since our initial public offering in October 1997, Pembina has distributed a total of $872 million, or $9.75 per Trust Unit, on a $10 per unit original issue price. We

have met our distribution objective in each year of our public history. Growth in all three of our business segments enabled a 10 percent increase in our distribution rate effective January 2007, and the breadth of tangible and prospective growth opportunities currently under development across all of our business segments lend confidence in our continuing ability to meet our objectives.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2006, and in the Fund's Annual Information Form for the year ended December 31, 2006. See "Additional Information" below.

Selected Quarterly Information

	2007	2006				2005			
(in thousands of dollars, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue[1]	96,359	88,062	85,326	80,924	81,506	77,644	73,100	70,120	69,658
Operating expenses	31,192	32,534	29,171	27,733	29,572	28,520	24,480	24,763	24,973
EBITDA[2]	56,271	49,626	50,261	39,554	44,732	45,027	44,558	40,207	39,738
Cash flow from operations	46,907	41,111	32,430	26,055	44,264	17,517	34,259	23,984	36,600
Net earnings	29,388	27,231	24,563	16,940	20,150	21,705	19,778	14,373	14,553
Net earnings per Trust Unit ($/Unit):									
Basic and diluted	0.23	0.22	0.20	0.14	0.17	0.19	0.18	0.14	0.14
Cash distributions to Unitholders	42,098	37,687	36,461	34,567	33,570	29,667	29,099	27,474	27,242
Cash distributions to Unitholders per Trust Unit									
Basic	0.3300	0.3000	0.2950	0.2850	0.2850	0.2625	0.2625	0.2625	0.2625
Diluted	0.3219	0.2954	0.2902	0.2803	0.2786	0.2527	0.2599	0.2556	0.2548
Trust Units outstanding (thousands):									
Weighted average (basic)	127,568	125,625	123,576	121,289	117,784	113,019	110,845	104,660	103,776
Weighted average (diluted)	135,206	132,842	131,501	130,033	129,664	128,226	128,621	126,104	125,679
End of period	128,247	126,218	124,262	122,030	119,816	113,897	111,938	104,949	104,127

[1] Net of product purchases.
[2] Refer to "Non-GAAP Measures" below.

Net earnings of $29.4 million were recorded during the first quarter of 2007, compared to $20.2 million and $14.6 million over the same periods in 2006 and 2005 representing a substantial increase of 46 percent and 102 percent, respectively.

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact pipeline receipts and operating expenses, occurring most frequently during the second quarter of each year. Such events and factors include, but are not limited to, regularly scheduled facilities maintenance, road bans and weather-related impact on receipts and spending patterns.

Additional Information

Additional information relating to Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

Non-GAAP Measures

Throughout this MD&A the Fund and Pembina use the term "distributable cash" to refer to the amount of cash that is to be available for distribution to the Fund's Unitholders. "Distributable cash" is not a measure recognized by Canadian generally accepted accounting principles (GAAP). Therefore, distributable cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributable cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.

Further, the use of terms "EBITDA" (earnings before interest, taxes, depreciation and amortization), "net operating income" (revenues less operating expenses), "payout ratio" (the Fund's cash distributions to Unitholders divided by its distributable cash) and "enterprise value" (the Fund's market capitalization plus long-term debt) are not recognized under Canadian GAAP. Management believes that in addition to earnings, EBITDA, net operating income, payout ratio and enterprise value are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed, how the results are taxed and measured and, in the case of enterprise value, the aggregate value of the Fund. Investors should be cautioned, however, that EBITDA, net operating income, payout ratio and enterprise value should not be construed as an alternative to net earnings, cash flows from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance. Furthermore, these measures may not be comparable to similar measures presented by other issuers.

Forward-Looking Information and Statements

The information contained in this press release contains certain forward-looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continue", "designed", "objective", "maintain", "schedule" and similar expressions. In particular, this press release contains forward-looking statements with respect to: future stability and sustainability of cash distributions to Unitholders; ongoing expansions of and additions to our asset base; future growth and growth potential in Pembina's conventional pipelines, oil sands infrastructure and midstream operations; potential revenue enhancement; maintenance of operating margins; continued high levels of oil and gas activity and increased oil and gas production in proximity to our pipelines and other assets; additional throughput potential on additional connections and other initiatives on our conventional system; expected project start-up and construction dates; future distributions, payout ratios and taxation of distributions; the future development of the condensate projects; the expansion of midstream services; and the future tax treatment of the Fund and income trusts. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results, the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments, construction delays and labour and material shortages, and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements and information are expressly qualified by the above statements. The Fund does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

consolidated balance sheets

(In thousands of dollars)

	March 31 2007 (Unaudited)	Dec. 31 2006
Assets		
Current assets:		
Cash	$	$ 1,861
Accounts receivable	59,142	44,947
	59,142	46,808
Property, plant and equipment	1,319,612	1,257,729
Goodwill and other	360,693	371,667
Derivative financial instruments (note 1)	18,075	
	$ 1,757,522	$ 1,676,204
Liabilities and Unitholders' Equity		
Current liabilities:		
Bank indebtedness	$ 2,022	$
Accounts payable and accrued liabilities	50,142	37,411
Distributions payable to Unitholders	14,107	12,622
Current portion of long-term debt	6,082	5,973
Current portion of convertible debentures	13,315	15,133
	85,668	71,139
Long-term debt	584,318	547,396
Convertible debentures	59,354	61,679
Asset retirement obligations	30,297	29,889
Future income taxes	116,183	113,617
	875,820	823,720
Unitholders' equity:		
Trust Units (note 3)	1,264,907	1,235,809
Deficit	(396,035)	(383,325)
Accumulated other comprehensive income (note 1)	12,830	
	881,702	852,484
	$ 1,757,522	$ 1,676,204

See accompanying notes to the consolidated financial statements

consolidated statements of earnings

(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

	3 Months Ended March 31, 2007	3 Months Ended March 31, 2006
Revenues:		
Conventional pipelines	$ 61,985	$ 56,409
Oil sands infrastructure	14,478	14,751
Midstream business	36,485	12,864
	112,948	84,024
Expenses:		
Operations	31,192	29,572
Product purchases	16,589	2,518
General and administrative	6,721	6,721
Management fee		508
Depreciation and amortization	20,547	21,567
Accretion on asset retirement obligations	408	351
Internalization of management contract	558	
Other	1,617	(27)
	77,632	61,210
Earnings before interest and taxes	35,316	22,814
Interest on long-term debt	(7,181)	(5,802)
Interest on convertible debentures	(1,425)	(2,560)
Earnings before taxes	26,710	14,452
Income and capital taxes reduction	(2,678)	(5,698)
Net earnings	29,388	20,150
Deficit, beginning of period	(383,325)	(329,925)
Distributed cash	(42,098)	(33,570)
Deficit, end of period	$ (396,035)	$ (343,345)
Earnings per Trust Unit		
Basic and diluted	$ 0.23	$ 0.17

See accompanying notes to the consolidated financial statements

consolidated statement of comprehensive income

(Unaudited)

(In thousands of dollars)

	3 Months Ended March 31, 2007
Net earnings for the period	$ 29,388
Other comprehensive income:	
Unrealized gain on derivative instruments designated as cash flow hedges, net of tax of $2.8 million	7,782
Total comprehensive income	$ 37,170
Accumulated other comprehensive income (note 1):	
Transitional adjustment, net of tax of $2.4 million	$ 5,048
Unrealized gain on derivative instruments designated as cash flow hedges, net of tax of $2.8 million	7,782
Balance, end of period, net of tax of $5.2 million	$ 12,830

See accompanying notes to the consolidated financial statements

consolidated statements of cash flows

(Unaudited)

(In thousands of dollars)

	3 Months Ended March 31, 2007	3 Months Ended March 31, 2006
Cash provided by (used in):		
Operating activities:		
Net earnings	**$ 29,388**	$ 20,150
Items not involving cash:		
Depreciation and amortization	**20,547**	21,567
Accretion on asset retirement obligations	**408**	351
Future income and capital taxes reduction	**(2,678)**	(5,698)
Employee future benefits expense	**1,348**	342
Trust Unit based compensation expense	**277**	
Other	**200**	(215)
Employee future benefits contributions		(1,675)
Changes in non-cash working capital	**(2,583)**	9,442
Cash flow from operations	**46,907**	44,264
Financing activities:		
Bank borrowings	**47,006**	26,385
Issue cost of senior unsecured notes		(3,705)
Repayment of senior secured notes	**(1,453)**	(1,351)
Issue of Trust Units on exercise of options	**1,561**	2,175
Issue of Trust Units under Distribution Reinvestment Plan	**23,117**	13,306
Distributions to Unitholders - current year	**(27,990)**	(22,188)
Distributions to Unitholders - prior year	**(12,622)**	(9,966)
	29,619	4,656
Investing activities:		
Capital expenditures	**(81,452)**	(38,907)
Changes in non-cash working capital	**1,043**	(2,283)
	(80,409)	(41,190)
Change in cash	**(3,883)**	7,730
Cash (bank indebtedness), beginning of period	**1,861**	(7,311)
Cash (bank indebtedness), end of period	**$ (2,022)**	$ 419
Other cash disclosures:		
Interest on long-term debt paid	**$ (9,951)**	$ (4,602)
Interest on convertible debentures paid	**$**	$ (240)
Interest capitalized	**$ (1,178)**	$ (1,224)
Taxes paid	**$**	$ (215)

See accompanying notes to the consolidated financial statements

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. Significant accounting policies:

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles for non rate-regulated entities. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006 with the exception of accounting policies relating to newly issued accounting standards by the Canadian Institute of Chartered Accountants. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Fund's consolidated financial statements and the notes thereto for the year ended December 31, 2006. Certain of the prior period's comparative figures have been reclassified to conform with the current period's presentation.

Effective January 1, 2007, the Fund adopted the new accounting policies relating to financial instruments, hedges and comprehensive income. At January 1, 2007, all of the derivative financial instruments in the Fund were designated as cash flow hedges. Unrealized gains and losses in the fair value of cash flow hedging instruments are recorded in other comprehensive income, net of tax, until recognized in earnings. The fair value of these cash flow hedges are recorded on the Balance Sheet as assets with changes in the fair value of cash flow hedges reflected in accumulated comprehensive income in Unitholders' equity with no impact on net earnings for the period. The Fund has interest rate swaps, power swaps and commodity hedges that are all designated as cash flow hedges.

The new rules require the recording of hedging derivatives at fair value. Prior to January 1, 2007, derivatives that qualified as accounting hedges were accounted for on an accrual basis.

The types of hedging relationships that qualify for hedge accounting have not changed under the new rules. The Fund will continue to designate hedges as either cash flow hedges or fair value hedges and record the receivable or payable on the derivative as an adjustment to power costs, interest and fee income in the Consolidated Statements of Earnings over the life of the hedge.

Cash flow hedges are used to manage the potential increase or decrease in the price of non-transmission power charges, interest expense on floating debt instruments and commodity price changes.

On January 1, 2007, cash flow hedge derivatives were measured at fair value. The portion of the fair value that offset the fair value of the hedged item totaled $7.4 million ($5.0 million after tax) and was recorded in opening accumulated other comprehensive income.

At March 31, 2007, accumulated other comprehensive income totaled $12.8 million and consisted of an unrealized gain of $12.7 million, net of future income taxes, related to a 16 MW per hour power swap with an expiry date of December 31, 2010. The Fund also has an interest rate swap of $60 million and commodity hedges as at March 31, 2007 totaling an unrealized gain of $0.1 million.

Effective January 1, 2007, the Fund reclassified transaction costs (deferred financing fees) related to long-term debt previously disclosed in "goodwill and other" to "long-term debt" of $8.8 million.

2. Business segments:

The Fund conducts its operations through three operating segments: conventional pipelines, oil sands infrastructure and midstream business.

Conventional pipelines consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensate and natural gas liquids in Alberta and British Columbia.

Oil sands infrastructure consists of the Syncrude Pipeline (formerly referred to as the Alberta Oil Sands Pipeline or "AOSPL"), the completed Cheecham Lateral and the Horizon Pipeline. As at March 31, 2007, the Syncrude Pipeline and the Cheecham Lateral were operational. This operating segment consists of pipelines and related facilities to deliver synthetic crude oil produced from oil sands under long-term cost of service arrangements.

Midstream business consists of the Fund's direct and indirect interest in a storage operation and direct and contractual interests in terminalling, storage and hub services under a mixture of short, medium and long-term contractual agreements.

The financial results of the business segments are as follows:

	Conventional Pipelines	Oil Sands Infrastructure[1]	Midstream Business	Total
Three months ended March 31, 2007				
Revenues:				
Pipeline transportation	$ 61,985	$ 14,478	$	$ 76,463
Terminalling, storage and hub services			36,485	36,485
Revenue before expenses	61,985	14,478	36,485	112,948
Expenses:				
Operations	24,116	4,997	2,079	31,192
Product purchases			16,589	16,589
General and administrative	6,394	327		6,721
Depreciation and amortization	15,324	2,984	2,239	20,547
Accretion on asset retirement obligations	382	26		408
Internalization of management contract	558			558
Other	1,617			1,617
	48,391	8,334	20,907	77,632
Earnings before interest and taxes	$ 13,594	$ 6,144	$ 15,578	$ 35,316
Property, plant and equipment	$ 760,046	$ 437,960	$ 121,606	$ 1,319,612
Goodwill and other	$ 206,320	$ 28,300	$ 126,073	$ 360,693

[1] Included in property, plant and equipment are assets under construction for the Horizon Pipeline of $108.7 million.

	Conventional Pipelines	Oil Sands Infrastructure	Midstream Business	Total
Three months ended March 31, 2006				
Revenues:				
Pipeline transportation	$ 56,409	$ 14,751	$	$ 71,160
Terminalling, storage and hub services			12,864	12,864
Revenue before expenses	56,409	14,751	12,864	84,024
Expenses:				
Operations	22,810	5,685	1,077	29,572
Product purchases			2,518	2,518
General and administrative	6,022	314	385	6,721
Management fee	508			508
Depreciation and amortization	16,797	2,476	2,294	21,567
Accretion on asset retirement obligations	334	17		351
Other	(27)			(27)
	46,444	8,492	6,274	61,210
Earnings before interest and taxes	$ 9,965	$ 6,259	$ 6,590	$ 22,814
Property, plant and equipment	$ 746,152	$ 322,620	$ 120,073	$ 1,188,845
Goodwill and other	$ 212,310	$ 28,300	$ 129,719	$ 370,329

3. **Trust Units:**

The Fund is authorized to create and issue an unlimited number of Trust Units.

	Trust Units	Amount
Balance, January 1, 2006	113,897,002	$ 1,073,537
Exercise of Trust Unit options	276,317	3,271
Debenture conversions	7,131,696	81,227
Distribution Reinvestment Plan	4,912,873	76,639
Contributed surplus		1,135
Balance, December 31, 2006	126,217,888	1,235,809
Exercise of Trust Unit options	131,073	1,561
Debenture conversions	373,166	4,143
Distribution Reinvestment Plan	1,524,653	23,117
Contributed surplus		277
Balance, March 31, 2007	128,246,780	$ 1,264,907

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the first quarter was $29.4 million (2006 - $20.2 million). The weighted average Trust Units outstanding for the first quarter were 127,568,000 Units (2006 - 117,784,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The diluted net earnings for the first quarter were $30.8 million (2006 - $20.2 million). In computing diluted earnings per Trust Unit, 7,639,000 Trust Units were added to the weighted average Trust Units outstanding for the first quarter of 2007 for the dilutive effect of convertible debentures and employee Trust Unit options. For the first quarter of 2006, 339,000 Trust Units were added to the weighted average Trust Units outstanding for the dilutive effect of the options since the effect of convertible debentures was anti-dilutive. Both basic and diluted earnings per Trust Unit are $0.23 for the first quarter of 2007 and $0.17 in 2006. At March 31, 2007, 4,208,541 options were outstanding, of which 1,934,608 were exercisable (March 31, 2006 - 1,016,059) at a weighted average price of $13.57 (March 31, 2006 - $12.07).

4. **Internalization of management contract:**

Effective June 30, 2006, the Fund acquired all of the outstanding common shares of Pembina Management Inc. (Manager), the manager of the Fund. Total consideration for the transaction consisted of an initial cash payment of $6 million and a contingent deferred payment payable in 2009 that is linked to future growth in distributable cash per Trust Unit of the Fund. If the future cumulative distributable cash in the period from January 1, 2006, to December 31, 2008 does not exceed $3.42 per Trust Unit ($1.14 per Trust Unit per year), the deferred amount is zero. Every approximate 10 cent per Trust Unit increase in cumulative distributable cash over $3.42 per Trust Unit results in a $1 million increase in purchase price to a maximum of $15 million, which is converted into notional Trust Units based on the weighted-average trading price of the Trust Units for the 20 trading days prior to June 30, 2006 of $15.87 (the closing price). The purchase price will also be adjusted by the distributions payable on the notional Trust Units for the period January 1, 2006 to December 31, 2008, and the change in the value of the Fund's Trust Units from the closing price. No further payments under the share purchase agreement are payable until 2009, however assuming the 2007 and 2008 distributable cash is similar to the period January 1, 2006 to March 31, 2007 levels, the potential deferred payment would be $4.5 million of which $0.6 million has been expensed at March 31, 2007.

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Pembina Pipeline Income Fund	INVESTOR INFORMATION

Exchange Listing and Trading Symbols:

The Toronto Stock Exchange
Trust Units Symbol: **PIF.UN**
7.50% Convertible Debentures Symbol: **PIF.DB.A**
7.35% Convertible Debentures Symbol: **PIF.DB.B**

Trustee, Registrar and Transfer Agent:

Computershare Trust Company of Canada
Shareholder Communications:
1-800-564-6253

Corporate Office:

700 – 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

Investor Information:

e-mail: investor-relations@pembina.com
Telephone: (403) 231-7500
1-888-428-3222
Fax: (403) 691-7356
Website: www.pembina.com

Quarterly Results Webcast:

A live internet broadcast of Pembina's First Quarter 2007 Results conference call is scheduled for April 26, 2007 at 2:00 p.m. Calgary (4:00 p.m. Eastern, 1:00 p.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date.

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;
- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

This document contains forward-looking information and statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources. See "Forward-Looking Information and Statements" presented in the Management's Discussion and Analysis contained in this document for additional information, which applies to all forward-looking information and statements contained in this document.

PEMBINA

END